UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number
001-10074
NATIONAL CITY CORPORATION
(Exact name of registrant as specified in its charter)
1900 East Ninth Street
Cleveland, Ohio 44114-3484
Telephone: (216) 222-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
See Appendix A.
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: See Appendix B.
          Pursuant to the requirements of the Securities Exchange Act of 1934, PNC Financial Services Group, Inc. (as successor by merger to National City Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
The PNC Financial Services Group, Inc., as successor to National City Corporation

Date: January 6, 2009	/s/ Laura L. Long
	Name:	Laura L. Long
	Title:	Assistant Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Appendix A
Common Stock, par value $4.00 per share
Depositary Shares, Each Representing 1/4000th Interest in a Share of 9.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F

Appendix B

Class of Security	Number of Holders

Common Stock, par value $4.00 per share	None

Depositary Shares, Each Representing 1/4000th Interest in a Share of 9.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F	None